Exhibit 21.1

Name	State of Incorporation
Powin Wooden Product Service Inc.	Oregon
QBF Inc.	Oregon
Gladiator Fitness and Outdoor Equipment Inc.	Oregon
Powin Renewable Energy Resource Inc.	Oregon
Channel Partner Program	Oregon

All located at:
                20550 SW 115TH Ave.
                Tualatin, OR 97062